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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                               Prime Retail, Inc.
                   -----------------------------------------
                               (Name of Issuer)




                                  Common Stock
                   -----------------------------------------
                        (Title of Class of Securities)




                                   741570105
                   -----------------------------------------
                                (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 6 Pages


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CUSIP No. 741570105                SCHEDULE 13G      Page   2    of   6   Pages
         ---------------------                           --------  -------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person:

          General Motors Investment Management Corporation

          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Citizenship or Place of Organization

          Delaware
          ---------------------------------------------------------------------

                       (5)     Sole Voting Power
  Number of                                                                   0
   Shares              --------------------------------------------------------
 Beneficially          (6)     Shared Voting Power
  Owned by                                                              108,300
    Each               --------------------------------------------------------
  Reporting            (7)     Sole Dispositive Power
 Person With                                                                  0
                       --------------------------------------------------------
                       (8)     Shared Dispositive Power
                                                                        108,300
                       --------------------------------------------------------

  (9)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        108,300
          ---------------------------------------------------------------------

 (10)     Check Box if the Aggregate Amount in Row (9) Excludes Certain
          Shares*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     Percent of Class Represented by Amount in Row (9)
                                                                          3.97%
          ---------------------------------------------------------------------

 (12)     Type of Reporting Person*
                                                                         IA, CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

















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                                                     Page   3   of     6   Pages
                                                         --------  --------

Item 1.
      (a)   Name of Issuer:
                  Prime Retail, Inc. ("PRI")

      (b)   Address of Issuer's Principal Executive Offices:
                  100 East Pratt Street, Suite 1900
                  Baltimore, MD 21202

Item 2.
      (a)   Name of Person Filing:
                  General Motors Investment Management Corporation
                  ("GMIMCo")

      (b)   Address of Principal Business Office:
                  GMIMCo
                  767 Fifth Avenue
                  New York, New York 10153

      (c)   Citizenship:
                  GMIMCo - Delaware

      (d)   Title of Class of Securities:
                  Common Stock

      (e)   CUSIP Number:
                  741570105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  [   ]  Broker or Dealer registered under Section 15 of the Act

            (b)  [   ]  Bank as defined in Section 3(a)(6) of the Act

            (c)  [   ]  Insurance Company as defined in section 3(a)(19) of the
                        Act

            (d)  [   ]  Investment Company registered under section 8 of the
                        Investment Company Act

            (e)  [ X ]  Investment Adviser registered under section 203 of the
                        Investment Advisers Act of 1940 (in the case of GMIMCo)

            (f)  [   ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
                        Security Act of 1974 or Endowment Fund (in the case of the Trust)

            (g)  [   ]  Parent Holding Company, in accordance with section
                        240.13d-1(b)(ii)(G)

            (h)  [   ]  Group, in accordance with section 230.13d-1(b)(1)(ii)(H)


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                                                     Page   4    of    6   Pages
                                                         --------  --------

Item 4.   Ownership.

          GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and associated entities. GMIMCo is referred to herein as the "Reporting Person."

          GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. One such investment manager acting with respect to the Plans is Aldrich, Eastman & Waltch, Inc. (the "External Manager"). The External Manager has discretionary authority over the assets of the Plans which it manages including voting and investment power with respect to shares of PRI Common included among such assets. In view of GMIMCo's aut hority to terminate the External Manager, the following information is being provided as of December 31, 1997 with respect to such shares of PRI Common under management by the External Manager for the benefit of the Plans(1):

          (a)  Amount of Beneficially Owned:

                     GMIMCo - 108,300 shares;

          (b)  Percent of Class:

                     GMIMCo - 3.97%

          (c)  Number of shares as to which such person has:
                 (i) sole power to vote or to direct the vote -              0

                (ii) shared power to vote or to direct the vote -
                     same as set forth under Item 4(a) above

               (iii) sole power to dispose or to direct the
                     disposition of -                                        0

                (iv) shared power to dispose or to direct the
                     disposition of - same as set forth under
                     Item 4(a) above.

          The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of PRI Common and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].

          ------------
          (1) Pursuant to Rule 13d-4, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.


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                                                     Page   5    of   6    Pages
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Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

          By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                   Page   6    of   6    Pages
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                                   SIGNATURE


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 1998

                              GENERAL MOTORS INVESTMENT MANAGEMENT CORPORATION

                              By:        THOMAS E. DOBROWSKI
                                  ----------------------------------------------
                                  Name:  Thomas E. Dobrowski
                                  Title: Managing Director,
                                         Realty Estate & Alternative Investments